UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

SPERO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

84833T 10 3

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 84833T 10 3	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,190,606
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,190,606
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,190,606 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.75% of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:
(1)	Common Stock (as defined below) are held of record by GSK Equity Investments, Limited, formerly S.R. One, Limited, and Glaxo Group Limited, each of which is an indirect, wholly-owned subsidiary of the Reporting Person.

(2)	The percentage herein is based on 51,776,053 shares of the Issuer’s Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q furnished with the Securities and Exchange Commission (the “SEC”) on November 14, 2022

CUSIP No. 84833T 10 3	Page 3 of 4

Item 1. Security and Issuer.

This Amendment No. 8 to Schedule 13D (this "Statement") amends and supplements the statement on Schedule 13D originally filed on November 16, 2017 and amended on July 17, 2018, September 19, 2018, February 14, 2020, June 4, 2020, December 7, 2020, September 16, 2021 and November 14, 2022 (the "Schedule 13D") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Spero Therapeutics, Inc., a Delaware corporation (the "Issuer"). The Reporting Person is filing this amendment to disclose its new percentage beneficial ownership in the Issuer, which has been decreased as a result of an increase in the outstanding shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 675 Massachusetts Avenue, 14th Floor, Cambridge, Massachusetts 02139.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a), (b) The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

CUSIP No. 84833T 10 3	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023

GSK plc

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory